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Unilever

SHARE BUY-BACK PROGRAMME

UNILEVER PLC

Released 07:00:05 13 February 2025

RNS Number : 9249W
Unilever PLC
13 February 2025

2025 Share Buyback

London, 13 February 2025. With our full year 2024 results, Unilever PLC announced a new share billion, to commence today ("SBB").

The purpose of the SBB is to reduce the capital of Unilever PLC and it will take place within the lim granted to the Board of Unilever PLC by its general meeting, held on 1 May 2024, pursuant to whi number of shares to be bought back by Unilever PLC is 222,831,091.

The SBB commences today, 13 February 2025, and will end on or before 6 June 2025.

Unilever PLC has entered into non-discretionary instructions with Goldman Sachs International to behalf and to make trading decisions under the SBB independently of Unilever PLC.

ENDS

Enquiries

Media:
Unilever Press Office
press-office.london@unilever.com

Investors:
Investor Relations Team investor.relations@unilever.com

About Unilever

We are a global consumer goods business with a portfolio of Beauty & Wellbeing, Personal Care, Home Care, brands. Our products are used by 3.4 billion consumers every day from household necessities to premium ind
120,000 employees and generated €60.8bn turnover in 2024.

For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

*This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the
Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback, its purpose and timetable. All stat of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expect
'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'pr
'continue', 'projected', 'estimate', 'achieve' or the negative of these terms and other similar expressions of future performance, their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon c and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are n guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking sta*

*Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be be there are important factors that could cause actual results to differ materially from those expressed or implied by these forwar forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated development the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking state announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Re reliance on forward-looking statements.*

*The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actua from those contained in any forward-looking statements.*

*Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Sto
Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Uni
Accounts 2023 available on our corporate website www.unilever.com.*

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